Exhibit 99.1

SU GROUP HOLDINGS LIMITED RECEIVES NASDAQ STAFF DELISTING DETERMINATION AND INTENDS TO REQUEST HEARING

Timely hearing request will stay suspension of trading and Form 25 filing pending Nasdaq Hearings Panel decision; approved share consolidation expected on or about August 6, 2026 may enable the Company to regain compliance prior to the hearing

HONG KONG – August 3, 2026 - SU Group Holdings Limited (Nasdaq: SUGP) (“SU Group” or the “Company”), an integrated security-related services company in Hong Kong, today announced that on August 3, 2026, it received a written determination letter (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has determined to delist the Company’s Class A ordinary shares from The Nasdaq Capital Market unless the Company timely requests a hearing before a Nasdaq Hearings Panel (the “Panel”).

The Staff Determination was issued because the closing bid price of the Company’s Class A ordinary shares was below $1.00 per share for 30 consecutive business days from June 18, 2026 through July 31, 2026, and the Company therefore did not satisfy the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

Because the Company effected a one-for-ten share consolidation, or reverse stock split, on August 25, 2025, Nasdaq Listing Rule 5810(c)(3)(A)(iv) provides that the Company is not eligible for the compliance period that would otherwise be available under Nasdaq’s standard minimum bid price deficiency framework. Accordingly, Nasdaq issued the Staff Determination, subject to the Company’s right to appeal the determination to the Panel.

The Company intends to timely request a hearing before the Panel pursuant to Nasdaq Listing Rule 5815(a). Consistent with the Staff Determination, a timely hearing request will stay the suspension of trading in the Company’s Class A ordinary shares and the filing of a Form 25-NSE pending the Panel’s decision. Accordingly, the Staff Determination has no immediate effect on the listing or trading of the Company’s Class A ordinary shares, which will continue to trade on The Nasdaq Capital Market under the symbol “SUGP” during the hearing process. If the Company regains compliance with the minimum bid price requirement prior to the hearing, it may not be necessary for the Company to proceed to the Panel hearing.

In connection with its hearing request, the Company intends to present its plan to regain compliance with Nasdaq’s continued listing requirements. The Company’s board of directors and shareholders have approved a further share consolidation at a ratio of 1-for-5, which is expected to become effective on August 6, 2026, to restore compliance with the minimum bid price requirement. If, following the share consolidation, the closing bid price of the Company’s Class A ordinary shares equals or exceeds $1.00 per share for the minimum period required under applicable Nasdaq rules, the Company may regain compliance with Nasdaq Listing Rule 5550(a)(2) and the Panel hearing may not need to proceed. The Company intends to notify Nasdaq promptly if and when it has regained compliance following the share consolidation.

There can be no assurance that the approved share consolidation will result in a sustained increase in the bid price of the Company’s Class A ordinary shares to at or above $1.00 per share, that the Company will regain compliance with the minimum bid price requirement prior to the Panel hearing, that the Panel will grant the Company’s request for continued listing if a hearing proceeds, that the Company will be able to regain compliance with the applicable continued listing requirements within any period granted by the Panel, or that the Company’s Class A ordinary shares will remain listed on The Nasdaq Capital Market.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties, including the expected effectiveness of the share consolidation on or about August 6, 2026, the possibility that the Company may regain compliance with Nasdaq’s minimum bid price requirement following the share consolidation and that the Panel hearing may not need to proceed, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements may be preceded by, followed by or include the words “may,” “might,” “will,” “will likely result,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to the Company as of the date of this report and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, and other risks and uncertainties set forth in our reports filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise

Contact

Global IR Partners
David Pasquale

Phone: +1 914-337-8801
Email: SUGP@globalirpartners.com